Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

February 2, 2024

Rolaine Bancroft
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC Registration Statement on Form SF-3
Filed December 14, 2023
File No. 333-276033

Dear Ms. Bancroft:

We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”). We have reviewed your letter dated January 10, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s registration statement (File No. 333-276033) on Form SF-3 as initially filed on December 14, 2023. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Robert Kim   Tel +1 212 504 6258   Fax +1 212 504 6666   robert.kim@cwt.com

Rolaine Bancroft, Esq.
February 2, 2024

The Registrant confirms that each relevant entity has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as required by General Instruction I.A.2 of Form SF-3. No affiliate of the Registrant has offered a class of asset-backed securities involving the same asset class as this offering.

Prospectus Cover, page 2

2.	We note that your disclosure located on the Prospectus Cover stating that the certificates will represent interests in the issuing entity appears to be incomplete. Please revise.

The Registrant has revised Amendment No. 1 accordingly.

Risk Factors
Risks Relating to the Mortgage Loans, page 58

3.	Please revise your risk factor disclosure to identify all relevant risks that may be applicable to a particular offering contemplated by this registration statement. As an example only, we note your disclosure on page 145 that an asset pool may contain multifamily properties, including properties subject to regulations regarding low income rental requirements. Two recent final prospectuses filed by the depositor pursuant to Securities Act Rule 424(b) filed on October 23, 2023 and November 20, 2023, included a discussion of risk factors regarding tax credits related to low income housing multifamily properties, but we are unable to locate similar risk factor disclosure in this registration statement. Please also confirm that your risk factor disclosure will be reviewed and updated at the time of each offering to identify significant factors that make the offering speculative or risky and how the risk affects the issuer or the securities being offered. Refer to Item 503 of Regulation S-K.

The Registrant has revised Amendment No. 1 accordingly. The Registrant confirms that the risk factor disclosure will be reviewed and updated at the time of each offering to identify significant factors that make the offering speculative or risky and how the risk affects the issuer or the securities being offered.

Transaction Parties
The Sponsors and Mortgage Loan Sellers, page 186

4.	We note your discussion on page 188 regarding the nature of the review of assets to be undertaken pursuant to Securities Act Rule 193 and the findings and conclusions of such

Rolaine Bancroft, Esq.
February 2, 2024

review. We also note, however, that the conclusion that "the disclosure regarding the Barclays Mortgage Loans in this prospectus is accurate in all material respects" is not included in brackets. Please confirm that the originators will perform the required review at the time of each offering and revise your disclosure to make clear that the findings and conclusions will be reflective of the subject review. See Securities Act Rule 193 and Item 1111(a)(7) of Regulation AB.

The Registrant has revised Amendment No. 1 to bracket the conclusion of the Rule 193 review and to clarify that each other Sponsor and Mortgage Loan Seller will provide disclosure regarding the required review. The Registrant confirms that the originators will perform the required review at the time of each offering and that the findings and conclusions will be reflective of the subject review.

Part II – Information Not Required in Prospectus
Item 14. Exhibits, Page II-2

5.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

The Registrant has filed Exhibit 5.1 with Amendment No. 1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Robert Kim

Robert Kim

cc: Daniel Vinson